PRESS RELEASE
For more information contact:
Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
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          USA FDA Allows Biocancell to Commence Phase I/IIa Ovarian and
                           Pancreatic Clinical Trials

         TEL AVIV, Israel, January 14, 2009 - Tikcro Technologies Ltd. (OTCBB:
TIKRF) today announced that BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company, had received approval from the US Food and Drug Authority (FDA) to commence Phase I/IIa clinical trials in patients suffering from ovarian and pancreatic cancer, with the primary purpose of measuring the safety and primary efficiency of the BC-819 drug in a series of dose escalations. The trials are planned to begin in medical centers in Israel and in the USA as soon as local regulatory approvals and agreements with the medical centers are concluded. Tikcro holds shares, warrants and convertible debt of Biocancell as previously detailed in our SEC filings.

For ovarian cancer, BC-819 will be administered intraperitoneally to 12 patients. Each patient will receive nine weekly treatments. The trial follows a compassionate use trial conducted in Israel with a patient suffering from ovarian cancer characterized by intra-peritoneal distribution of metastases and ascites (liquid containing cancerous cells that builds up in the peritoneum as a result of the cancer), after the failure of conventional chemotherapy treatment. The results of the trial show that the drug caused no serious adverse events (SAE's) at any dosage, and that a decrease of 50% in the ovarian cancer marker protein CA-125 in the patient's blood was measured, as well as a significant decrease in the number of cancerous cells in the ascites, and reports of a clinical improvement in the patient's condition. The patient's quality of life was increased during the course of the treatment.
For pancreatic cancer, BC-819 will be administered intratumorally to 6-9 patients. Each patient will receive a total of four treatments over the course of two weeks. The Virginia Biosciences Development Center is BioCancell's USA partner for conducting this trial. The trial follows pre-clinical studies that showed that when a group of hamsters was treated with BC-819 and compared to a control group, primary pancreatic tumor volume in the treated group was significantly reduced (50%) as compared with those in the control group, and that tumor growth progression (TGP) was significantly reduced in the treated group as compared with the control group. In addition, it was shown that one third of the treated group showed metastases, compared to 100% of the control group.
For more information please refer to www.biocancell.com.

About Tikcro Technologies:

Tikcro is a company traded on the OTC Bulletin Board. Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement

Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks that the transactions and activities described in the press release will not be consummated and risks related to the operations of the Company's portfolio companies, early stage nature of operations and the need to raise additional funds to support these operations, including BioCancell Therapeutics, Inc., an early stage pharmaceutical company active in the development and trial of target gene-based drugs for the treatment of bladder, ovarian and pancreatic cancer. Please see the risks and uncertainties set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.